Exhibit (a)(1)

For Immediate Release	Media Contact:	Investor Contact:
October 7, 2010	Bo Piela	Patrick Flanigan
	(617) 768-6579	(617) 768-6563

Genzyme Board Unanimously Rejects Sanofi-Aventis Tender Offer

Recommends that Shareholders Not Tender Their Shares

Cambridge, MA — Genzyme Corp. (NASDAQ: GENZ) announced today that its board of directors has voted unanimously to reject the unsolicited $69.00 per share tender offer from Sanofi-Aventis, and the board recommends that Genzyme shareholders not tender their shares to Sanofi-Aventis pursuant to the offer. The board considered the following factors, among others, when making its recommendation:

•                  The offer is based on identical financial terms to two previous unsolicited proposals submitted by Sanofi-Aventis, both of which were rejected by the board.  The board remains unanimously resolute in its belief that the offer price of $69.00 per share is inadequate and opportunistic, substantially undervalues the company, fails to recognize the company’s plan to increase shareholder value, and is not in the best interests of Genzyme or its shareholders.

•                  The offer fails to compensate shareholders for the value of Genzyme’s existing business, which delivered compound annual revenue growth of 23 percent from 2002-2009. This business includes a unique and longstanding leadership position in the orphan-drug market; 12 market-leading products with durable revenue streams; and a long history of research and development productivity and success.

•                  The offer fails to recognize the value-creation impact of the company’s five-point plan. Under this plan, Genzyme is focusing on its core business and working to establish operational excellence in manufacturing; capitalizing on near-term growth drivers; divesting non-core businesses; reducing operating costs and improving margins; and optimizing its capital structure. Genzyme has made significant progress in implementing this plan, and the board believes that—given the opportunity to fully execute the plan—the company has the potential to generate substantially more value for shareholders than the offer price. The company also has an opportunity to further deploy its substantial prospective free cash flow to maximize value for shareholders.

•                  The offer fails to reflect Genzyme’s valuable late-stage pipeline, which includes three breakthrough products that are expected to be launched by the end of 2013. Foremost among these products is alemtuzumab, a potentially transformative therapy for multiple sclerosis. Phase 3 clinical trial results for this drug will be available in the middle of next year. Based on the robust clinical results reported to date from the phase 2 study, and the possibility for once yearly dosing, alemtuzumab has the potential to capture a material share of a global MS market that is projected to reach $14 billion when the product is first launched in 2012, offering an exciting revenue opportunity that will result in significant value for shareholders.

•                  The offer price does not adequately compensate Genzyme’s shareholders for the strategic importance and financial benefit to Sanofi-Aventis of a potential transaction with Genzyme.

The full basis for the board’s recommendation is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by Genzyme today with the Securities and Exchange Commission.

Genzyme’s board and management are initiating a program to communicate with shareholders regarding the intrinsic value of the company. On October 14, Genzyme will hold an Analyst and Investor meeting in New York to provide a financial outlook, an update on its progress in executing its shareholder value plan, and other pertinent information. The event will be web cast on the investor events section of www.genzyme.com. Details of the meeting will be announced separately. On October 21, following the release of its third-quarter earnings results, the company will begin a series of meetings with shareholders.

Genzyme’s financial advisors are Credit Suisse and Goldman, Sachs & Co., and its legal advisor is Ropes & Gray LLP. The legal advisor for Genzyme’s independent directors is Wachtell, Lipton, Rosen & Katz.

About Genzyme

One of the world’s leading biotechnology companies, Genzyme is dedicated to making a major positive impact on the lives of people with serious diseases. Since 1981, the company has grown from a small start-up to a diversified enterprise with more than 12,000 employees in locations spanning the globe and 2009 revenues of $4.5 billion. In 2010, Genzyme was named to the Fortune 500.

With many established products and services helping patients in 100 countries, Genzyme is a leader in the effort to develop and apply the most advanced technologies in the life sciences. The company’s products and services are focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant, and immune disease. Genzyme’s commitment to innovation continues today with a substantial development program focused on these fields, as well as cardiovascular disease, neurodegenerative diseases, and other areas of unmet medical need.

This press release contains forward-looking statements, including without limitation, statements regarding: Genzyme’s potential to generate substantially more value for shareholders than the offer price by executing its five-point plan and further deploying its prospective free cash flow; the prospects of its late-stage pipeline, including expected launch dates and market potential. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by forward-looking statements. These risks and uncertainties include, but are not limited to: that Genzyme is unable to recognize value from any or all of it’s five-point plan due to manufacturing problems, clinical trial set-backs, or any other reason; that one or more of Genzyme’s late-stage pipeline products is unsuccessful; that the offer makes it more difficult for Genzyme to maintain relationships with employees, customers, suppliers and other business partners; that shareholder litigation brought in connection with the offer will result in significant defense, indemnification and liability costs; risks associated with development, manufacturing and commercialization of Genzyme’s products and product candidates; and other risks and uncertainties discussed in the Company’s filings with the SEC, including the information referred to under the heading “Risk Factors” section of the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2010. The Company does not undertake any obligation to update any forward-looking statements, which speak only as of the date of this press release.

Important Information

Genzyme has filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. Genzyme shareholders are advised to read the company’s Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Shareholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9, as well as any other documents filed by Genzyme in connection with the tender offer by Sanofi-Aventis, free of charge at the SEC’s website at http://www.sec.gov.  In addition, investors and security holders can obtain free copies of these documents from Genzyme by directing a request to Genzyme at 500 Kendall Street, Cambridge, MA 02142, Attention: Shareholder Relations Department, or by calling 617-252-7500 and asking for the Shareholder Relations Department.

Genzyme’s press releases and other company information are available at www.genzyme.com and by calling Genzyme’s investor information line at 1-800-905-4369 within the United States or 1-678-999-4572 outside the United States.